News Release	June 1, 2005

YAMANA PROVIDES UPDATE ON ITS ERNESTO PROPERTY ON THE SANTA ELINA GOLD BELT

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on its Ernesto property located in the Santa Elina Gold Belt in western Mato Grosso state, Brazil.

The current zone of mineralization at Ernesto extends for more than 1,000 metres and ranges in width from 130 to 210 metres. Prior to Yamana’s recently initiated exploration program at Ernesto, work completed on the property included 36 surface diamond drill holes and geological mapping of the surface and of old underground artisanal workings. Yamana has independently determined that this work has provided sufficient information on Ernesto to support a resource estimate. Tables 1 and 2 below provide current tonnage and grade estimates for the property.

Table 1

Measured and Indicated Mineral Resource Estimate for the Ernesto Trend

	Tonnes	Grade *	Ounces

		(g/t)
Measured	234,136	6.34	47,715
Indicated	611,430	8.73	147,064
Total M+I	845,566	8.07	219,253

Table 2

Inferred Mineral Resource Estimate for the Ernesto Trend

	Tonnes	Grade *	Ounces

		(g/t)
Inferred	510,646	5.98	98,253

* Assuming a grade top cut of 27 g/t, the Measured and Indicated and Inferred grades reduce to 7.16 g/t and 5.71 g/t respectively.

Ernesto is approximately 65 kilometres south of Yamana’s Sao Francisco Project which is currently being constructed as an open pit, gravity/heap leach gold mine. It is close to the town of Pontes e Lacerda, approximately 17 kilometres to the north.

Bedrock gold mineralization in the Pontes e Lacerda district follows a north trending syncline along a flat detachment fault that separates overlying Middle-Proterozoic-age metasedimentary rocks from Archean rocks of the underlying basement. Strong mineralization typically occurs as tabular bodies confined mainly to three or more discrete linear belts, each up to 200 metres width and extending for a kilometre or more in a north-south direction. The Ernesto Trend represents the easternmost of these belts.

In the early 1990s, garimpeiros exploited mineralization at Ernesto and it is estimated that approximately 9,000 ounces of gold were extracted from a small open pit and a series of underground galleries accessed by up to seven declines. The declines have given Yamana access to the mineralization and have facilitated an underground channel sampling program.

Yamana’s initial exploration program planned for Ernesto includes approximately 9,000 metres of diamond drilling in 41 holes. In addition, the south extension of Ernesto, the Cantina target, is being mapped and prepared for drilling. To date, seven diamond drill holes have been completed each to a depth of approximately 120 metres. These holes evidence indicators normally associated with gold mineralization including quartz veins, sericite, oxidized sulphides and magnetite. The results from the first two holes drilled in the central ore shoot showed grades consistent with historical drilling on which the current resource is based. These results include 3.3 metres at a grade of 5.68 g/t Au. Assay results for the remaining holes are pending.

The mineralization at Ernesto is near the basement rock and at relatively shallow depths. The review of Ernesto’s mineralization has given Yamana a better understanding of how gold mineralizes in the district and supports the view of the potential for higher grade ore bodies at depth in the district, including at Sao Francisco and at Sao Vicente where the basement rocks are at a much greater depth. A long section highlighting the location of and potential relationship between mineralization at Ernesto, Sao Francisco and Sao Vicente is shown below.

Commenting on the foregoing, Peter Marrone stated, “Ernesto is further evidence of the attractiveness of Yamana’s land position on the Santa Elina Gold Belt. Our work on the property supports the view that the area may very well become a major gold district. Yamana now has three areas with reserves and/or resources within proximity of each other and all within approximately 100 kilometres of each other. Ernesto has clearly become another one of Yamana’s priority exploration targets.”

Yamana commissioned Chris Broili and Mel Klohn to prepare the estimate of Ernesto’s current resources as outlined above. Mr. Broili and Mr. Klohn are both Qualified Persons as defined under National Instrument Policy 43-101, and Mr. Broili additionally qualifies as independent as defined by NI 43-101. Both Mr. Broili and Mr. Klohn have verified the data disclosed and have reviewed the contents of this press release.

For further information on the quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended December 31, 2004 available at www.sedar.com and the various technical reports prepared on behalf of Yamana filed under National Instrument 43-101 also available at www.sedar.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416)    815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.